SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☒      Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐      No ☒
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________.)

CNH GLOBAL N.V.
Form 6-K for the month of April 2007
List of Exhibits:
1.	News Release entitled, “CNH Global N.V. to Release 1st Quarter 2007 Earnings and Hold Conference Call on Monday, April 23, 2007”

FOR IMMEDIATE RELEASE.
For more information contact:
Thomas Witom, News & Information +1-847-955-3939
Albert Trefts, Jr., Investor Relations +1-847-955-3821
CNH Global N.V. to Release 1st Quarter 2007 Earnings and Hold Conference Call on Monday, April 23, 2007
LAKE FOREST, Ill., April 11 — MARKET WIRE — CNH Global N.V. (NYSE: CNH) will release first quarter financial results by approximately 3:00 a.m. Eastern time on Monday, April 23, 2007. The full text of the release, along with the financial statements, will be available both from MarketWire and on http://www.cnh.com.
Also on April 23, at approximately 8:30 a.m. Eastern time, CNH will provide a live, listen-only, audio Webcast of the company’s quarterly conference call with security analysts and institutional investors. The Webcast can be accessed either through http://www.cnh.com or CCBN’s individual investor center at http://www.earnings.com . Anyone unable to listen to the live Webcast can access the replay at either site for two weeks following the event.

* *	* *
CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard Hoffman
Richard Hoffman
Corporate Controller and Chief Accounting Officer

April 11, 2007